Exhibit 1

For Immediate Release

Pointer Telocation Q3 2009 Net Income was $1.1 million

—	$16.9M revenue in Q3 2009, 8% increase compared to Q2 2009

—	EBITDA - $3.6M in Q3 2009, compared to $2.6M in Q2 2009

Rosh HaAyin, Israel November 11th, 2009 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) – a leading provider of Automatic Vehicle Location (AVL) technology, stolen vehicle retrieval services, fleet management, car & driver safety, public safety, vehicle security, asset management and road side assistance, announced today its financial results for the first nine months and third quarter of 2009.

Financial Highlights:

Revenues: Pointer’s revenues for the third quarter of 2009 decreased by 18%, to $16.9 million, from $20.7 million in the comparable period in 2008. In the first nine months of 2009, revenues were $48.5 million, a 17% decrease over the same period of 2008. Pointer’s revenues from services in the third quarter and the first nine months of 2009 were 68% and 69%, respectively, of total revenues, as compared with 58% and 59% for these periods in 2008, respectively. International activities for the third quarter of 2009 were 21% of total revenue compared to 31.5% in the comparable period in 2008.

Gross Profit: For the third quarter of 2009, gross profit decreased 8% to $7 million from $7.7 million in the third quarter of 2008. As a percentage of revenues, gross profit was 41% in the third quarter of 2009, as compared to 37% in the third quarter of 2008. In the first nine months of 2009, gross profit decreased 7.7% to $20.5 million from $22.3 million in the first nine months of 2008. Gross margin for the first nine months of 2009 was 42%, as compared to 38% for the first nine months of 2008.

Operating Income: Pointer’s operating income increased 9% to $2.5 million in the third quarter of 2009, compared to operating income of $2.3 million for the third quarter of 2008. Operating margin was 15% in the third quarter of 2009, as compared to approximately 11% in the third quarter of 2008. In the first nine months of 2009, operating income was $2.7 million compared to $7.1 million for the same period of 2008. In the first nine months of 2009, the operating income was primarily affected by the non-cash impairment of $3.0 million, attributable to a revised estimate of the fair market value of the business with certain customers of the Cellocator business which we acquired in September 2007. Excluding this non-cash impairment, operating income during the first nine months of 2009 was $5.7 million.

Net Income: Pointer recorded net income attributable to Pointer shareholders of $1.1 million or $0.23 per share in the third quarter of 2009, as compared to net income of $0.7 million or $0.15 per share in the third quarter of 2008. Net income attributable to a non-controlling interest in affiliates in the third quarter of 2009 was $0.7 million compared to $0.4 million for the third quarter of 2008. For the third quarter of 2009 the net income, before giving effect to the exclusion of those earnings relating to non-controlling interests in accordance with SFAS 160, was $1.8 million.

For the first nine months of 2009, Pointer recorded net loss attributable to Pointer shareholders of $1.7 million or $0.38 per share, compared to net income of $2.3 million or $0.48 per share in the same period of 2008. Net income attributable to non-controlling interest in affiliates in the first nine months of 2009 was $2.4 million compared to $1.3 million for the third quarter of 2008. For the first nine months of 2009, the net income, before giving effect to the exclusion of those earnings relating to non-controlling interests in accordance with SFAS 160, was $0.7 million.

Non-GAAP net income attributable to Pointer: Pointer recorded non-GAAP net income of $1.9 million during the third quarter of 2009, as compared to non-GAAP net income of $1.6 million in the third quarter of 2008. For the first nine months of 2009, Pointer’s non-GAAP net income was $3.5 million, compared to non-GAAP net income of $5.1 million in the same period of 2008. An explanation of how we derive Non-GAAP net income is included on the first paragraph in page four of this press release.

EBITDA: Pointer’s EBITDA for the third quarter of 2009 and for the first nine months of 2009 was $3.6 million and $9.3 million, respectively, as compared to $3.8 million and $11.9 million in the comparable periods of 2008.

Danny Stern, Pointer CEO, said: “We are proud to report improved gross margins. These are the outcome of measures taken to improve our efficiency over the past challenging four quarters of industrial and global slowdown. The gross margins will support profitability when the economy picks-up. Our services sector seems to have overcome the slowdown. Our product & technology division still demonstrates weakness in revenues, although the above-mentioned efficiency measures partly offset the slowdown’s negative impact on income. Our Latin American subsidiaries have reported improved performance. As we have stated in previous quarters, our strong cash generative business, which yielded $9.3M in EBITDA during the first nine month of 2009, enables us to continue our R&D efforts. Our R&D efforts are designed to offer our partners as-of mid 2010, the next generation of our products & technologies. These efforts, we believe, will further contribute to our showing of improved profitability.”

Mr. Stern concluded that Pointer expects to be able to leverage a market upturn as a result of its decreasing debt to equity ratio. He also noted that this reduction in debt is a key indicator of the group’s strength.

Conference Call Information:
Pointer Telocation’s management will host a conference call with the investment community to review and discuss the financial results:

Conference call will take place today, November 11th, 2009 on 9:30 AM EST, 16:30 Israel time.

To listen to the call, please dial in to one of the following teleconferencing numbers.

Please begin placing your call at least 5 minutes before the conference call commences.

From USA: +1-888-407-2553

From Israel: 03-918-0609

International: +972-3-918-0609

A replay of the conference call will be available through November 12th, 2009 on the Company’s website at www.pointer.com.

Reconciliation between results on a GAAP and Non-GAAP basis.
Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows. Non-GAAP net income consist of GAAP net income adjusted to exclude amortization of acquired intangible assets, deferred income tax, impairment of long-lived assets and a onetime non-cash expense relating to a loan discount in the amount of $0.7 million as part of a loan replacement which we reported in the second quarter of 2009, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the consolidated statements of cash flows in this press release.

Pointer uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes and depreciation and amortization including in respect of our non-cash impairment charge related to the fair market value of the business with certain customers from our acquisition of Cellocator. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is provided in a table immediately following the consolidated statements of cash flows in this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “anticipate,” “intend,” “seems,” “plan,” “aim,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Brazil, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. In 2004, Cellocator was selected as the official security and location equipment supplier for the Olympic Games in Athens. For more information: www.pointer.com.

Contact:
Zvi Fried, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel.; 972-3-572 3111	Tel: 972-9-741 8866
E-mail: zvif@pointer.com	E-mail: yael@commitment-IR.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2009	December 31, 2008
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,013	$2,708
Trade receivables, net	14,250	13,509
Other accounts receivable and prepaid expenses	3,451	2,774
Inventories	2,642	3,999

Total current assets	23,356	22,990

LONG-TERM ASSETS:
Long-term accounts receivable and deferred expenses	647	339
Severance pay fund	5,993	4,925
Property and equipment, net	8,838	7,998
Deferred income taxes	1,049	1,037
Other intangible assets, net	9,736	14,894
Goodwill	51,411	50,416

Total long-term assets	77,674	79,609

Total assets	$101,030	$102,599

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30, 2009	December 31, 2008
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$10,698	$7,849
Trade payables	8,092	8,613
Deferred revenues and customer advances	9,792	8,701
Other accounts payable and accrued expenses	6,107	5,792

Total current liabilities	34,689	30,955

LONG-TERM LIABILITIES:
Long-term loans from banks	15,963	20,520
Long-term loans from shareholders and others	974	3,305
Other long-term liabilities	580	257
Accrued severance pay	7,036	6,375

Total long-term liabilities	24,553	30,457

Shareholders' equity *)	41,788	41,187

Total liabilities and shareholders' equity	$101,030	$102,599

*) Reclassification due to the adoption of SFAS 160.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2008
	2009	2008	2009	2008
	Unaudited

Revenues:
Products	$15,101	$24,029	$5,395	$8,708	$30,645
Services	33,354	34,567	11,500	12,003	46,010

Total revenues	48,455	58,596	16,895	20,711	76,655

Cost of revenues:
Products	7,974	12,837	2,555	4,725	16,392
Services	19,190	22,757	7,086	8,084	29,869
Amortization of intangible assets	738	735	246	245	980

Total cost of revenues	27,902	36,329	9,887	13,054	47,241

Gross profit	20,553	22,267	7,008	7,657	29,414

Operating expenses:
Research and development, net	2,113	1,792	653	621	2,511
Selling and marketing	4,461	5,408	1,482	1,931	6,934
General and administrative	6,777	6,130	1,903	2,210	8,311
Amortization of intangible assets	1,489	1,818	442	583	2,365
Impairment of intangible assets	2,959	-	-	-	-

Total operating expenses	17,799	15,148	4,480	5,345	20,121

Operating income	2,754	7,119	2,528	2,312	9,293
Financial expenses, net	1,574	3,252	477	1,077	4,054
Other( income) expenses, net	15	(19)	3	-	(22)

Income before taxes on income	1,165	3,886	2,048	1,235	5,261
Taxes on income	79	320	38	90	640

Income after Income taxes	1,086	3,566	2,010	1,145	4,621
Equity in losses of affiliate	382	-	191	-	-

Net income *)	$704	$3,566	$1,819	$1,145	$4,621

Less: net income attributable to the
noncontrolling interest *)	$2,429	$1,303	$692	$431	$2,248

Net income (loss) attributable to
Pointer's shareholders	$(1,725)	$2,263	$1,127	$714	$2,373

Basic net earnings (loss) per share	$(0.36)	$0.49	$0.24	$0.15	$0.51

Diluted net earnings (loss) per share	$(0.38)	$0.48	$0.23	$0.15	$0.50

*) Reclassification due to the adoption of SFAS 160.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2008
	2009	2008	2009	2008
	Unaudited

Cash flows from operating activities:
Net income *)	$704	$3,566	$1,819	$1,145	$4,621
Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation ,amortization and impairment	6,934	5,036	1,281	1,613	6,918
Accrued interest and exchange rate changes of
convertible debenture and long-term loans	(113)	1,214	16	(30)	1,187
Accrued severance pay, net	(415)	365	(160)	198	619
Gain (loss) from sale of property and
equipment, net	(205)	(133)	(67)	25	(36)
Equity in losses of affiliate	382	-	191	-	-
Amortization of deferred stock-based
compensation	318	226	48	86	350
Decrease (increase) in trade receivables, net	(568)	(3,313)	91	(1,039)	(1,773)
Decrease (increase) in other accounts
receivable and prepaid expenses	(384)	(551)	(229)	175	(6)
Decrease (increase) in inventories	156	(1,088)	(150)	(821)	(2,088)
Decrease (increase) in long-term accounts
receivable and deferred expenses	(226)	49	(63)	1	23
Write-off of inventories	39	75		75	112
Increase in deferred income taxes	-	-	-	-	(178)
Increase (decrease) in trade payables	(339)	1,958	347	1,821	888
Increase (decrease) in other accounts payable
and accrued expenses	1,072	163	(820)	(1,418)	379

Net cash provided by operating activities	7,355	7,567	2,304	1,831	11,016

Cash flows from investing activities:
Purchase of property and equipment	(2,525)	(2,537)	(1,188)	(761)	(3,476)
Proceeds from sale of property and equipment	861	512	302	133	605
Investments in affiliate	(300)	-	(100)	-	-
Acquisition of subsidiary (a)	(38)	-	-	-	-
Increase in long-term accounts receivable	-	(247)	-	(19)	(357)

Net cash used in investing activities	(2,002)	(2,272)	(986)	(647)	(3,228)

Cash flows from financing activities:
Receipt of long-term loans from banks	-	9,254	-	2,155	9,064
Repayment of long-term loans from banks	(4,423)	(2,727)	(1,553)	(639)	(4,930)
Repayment of long-term loans from shareholders
and others	(23)	(10,394)	(8)	(1,526)	(10,201)
Dividend paid to the noncontrolling interest	(871)	-	(285)	-
Proceeds from issuance of shares and exercise
of warrants, net	-	1,000	-	1,000	1,000
Short-term bank credit, net	414	(1,137)	848	(512)	(970)

Net cash provided by (used in) financing
activities	(4,903)	(4,004)	(998)	478	(6,037)

Effect of exchange rate on cash and cash
equivalents	(145)	(44)	(135)	247	(243)

Increase in cash and cash equivalents	305	1,247	185	1,909	1,508
Cash and cash equivalents at the beginning of the
period	2,708	1,200	2,828	538	1,200

Cash and cash equivalents at the end of the period	$3,013	$2,447	$3,013	$2,447	$2,708

*) Reclassification due to the adoption of SFAS 160.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2008
		2009	2008	2009	2008
		Unaudited

(a)	Acquisition of subsidiary

	Fair value of assets acquired and
	liabilities assumed at date of
	acquisition:

	Working capital	(40)	-	-	-	-
	Property and equipment	60	-	-	-	-
	Customer list	24	-	-	-	-
	Goodwill	384	-	-	-	-
	Accrued severance pay, net	(12)	-	-	-	-
	Shareholders loan	(122)	-	-	-	-
	Minority interest	(256)	-	-	-	-

		38	-	-	-	-

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation Tables of Non-GAAP Measures

U.S. dollars in thousands

Reconciliation of GAAP net income to non-GAAP net income is as follows:

	Nine months ended September 30		Three months ended September 30		Year ended December 31 2008
	2009	2008	2009	2008
	Unaudited

GAAP Net income as reported:	$704	$3,566	$1,819	$1,145	$4,621
Net income attributable to the
noncontrolling interest	(2,429)	(1,303)	(692)	(431)	(2,248)
Amortization of intangible assets	2,227	2,553	688	828	3,345
Impairment of long-lived assets	2,959	-	-	-	-
Loan Discount	-	-	-	-	704
Tax on income	79	320	38	90	640

Non-GAAP Net income	$3,540	$5,136	$1,853	$1,632	$7,062

Reconciliation of GAAP net income to EBITDA

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation of the GAAP to non-GAAP operating results is as follows:

CONDENSED EBITDA

US dollars in thousands

	Nine months ended September 30		Three months ended September 30		Year ended December 31 2008
	2009	2008	2009	2008
	Unaudited

GAAP Net income as reported:	$704	$3,566	$1,819	$1,145	$4,621
Financial expenses, net	1,574	3,252	477	1,077	4,054
Tax on income	79	320	38	90	640
Depreciation ,amortization and
impairment	6,933	4,719	1,279	1,524	6,116

EBITDA	$9,290	$11,857	$3,613	$3,836	$15,431